

January 12, 2011

Mr. Jerome J. Selitto
President and Chief Executive Officer
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

Re: PHH Corporation
Form 10-K for the year ended December 31, 2009
Schedule 14A and Amendment to Schedule 14A
Forms 10-Q for the quarterly periods ended March 31, 2010,
June 30, 2010, and September 30, 2010
File No. 001-07797

Dear Mr. Selitto:

We have reviewed your response letter dated October 14, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of any proposed disclosures, we may have additional comments.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Condensed Consolidated Financial Statements

Note 11 – Commitments and Contingencies, page 27

1. We note your response to prior comments 11 through 13 of our comment letter dated September 10, 2010, and your enhanced disclosures in your September 30, 2010 Form 10-Q related to your Loan Repurchase and Indemnification Liability. Please address the following:

- In future filings, please revise your discussion of loan repurchase and indemnification liability on page 28 to address how the recent concerns about improper mortgage loan and foreclosure documentation has affected your methodology for determining your liability for probable losses related to repurchase and indemnification obligations. To the extent that you believe you will experience higher repurchase requests as a result of foreclosure reviews by you or others, please describe the specific types on representations and warranties that pose a higher risk for repurchase on you.

- We note your summary of the activity in foreclosure-related reserves on page 83 which includes your loan repurchase and reserve liability. With respect to your reserve relating to representations and warranties attributable to loans that you have sold, please revise your future filings to provide a roll-forward of this reserve presenting separate amounts for increases in the reserve due to changes in estimate and new loan sales and decreases attributable to utilizations/realization of losses.

- We note your disclosure on page 28 that the Company cannot estimate its maximum exposure to representation and warranty provisions because it does not service all of the loans for which it has provided representations or warranties. To the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, ASC Subtopic 450-20 requires you to provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please revise your future filings to comply with this requirement.

Note 12 – Accumulated Other Comprehensive Income, page 30

2. Please revise your future filings to disclose the amount of comprehensive income allocated to the parent and to non-controlling interests. Please also supplementally confirm that there were no components of your other comprehensive income for the nine months ended September 30, 2010 or 2009 that were attributable to non-controlling interest. Refer to FASB ASC 810-10-50-1A(a) and (c).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 46

3. We note during the first nine months of the fiscal year, the amount of mortgage loans held for sale increased from $1.2 billion to $2.7 billion. Please confirm that in future MD&As, you will add discussion and analysis of the reasons for and implications of increases from prior periods that are material.

Industry Trends, page 49

4. You indicate that various investigations and proceedings have been initiated against some of your competitors by attorneys general of certain states and the U.S. Department of Justice. It is unclear if you have also been the subject of any investigations and/or proceedings. Please tell us and revise your future filings to describe the specific extent to which you have been the subject of any investigations and/or proceedings related to this recent focus on foreclosure practices throughout the industry.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa H. Etheredge at (202) 551-3424 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney